LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
March 6, 2006
Memorandum
      for
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
          Re: Lennox International Inc.
          This memorandum sets forth the responses of Lennox International Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 24, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
1.	Please clarify for us whether the restatements disclosed in your Form 8-K filed on February 21, 2006, affected any period prior to the fiscal quarter ended March 31, 2005. If the restatement did impact periods prior to the fiscal quarter ended March 31, 2005, please confirm that you will restate these prior periods, in addition to restating each interim period in 2005.
          Response:
          In connection with the completion of year-end procedures related to the accounting for futures contracts for copper and aluminum, we determined these futures contracts did not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as our documentation did not meet the criteria specified by SFAS 133 in order for the hedging instruments to qualify for cash flow designation. Accordingly, we have restated our statements of operations and consolidated balance sheets as of and for the three months ended March 31, 2005, the three and six months ended June 30, 2005 and the three and nine months ended September 30, 2005 and included such restated financial statements in our Current Report on Form 8-K dated February 16, 2006. As set forth in such restated financial statements, our net income increased by $6.1 million in the first quarter of 2005, decreased by $3.5 million in the second quarter of 2005 and increased by $6.3 million in the third quarter of 2005, an aggregate $8.9 million net income increase for the nine months ended September 30, 2005. The following table details the impact on prior periods:

Amount
(in millions)
Cumulative impact on prior periods as of December 31, 2004	$6.2
Net income impact on our 2004 statement of operations (the “2004 Impact”)	$5.1
Net income impact on our 2003 statement of operations (the “2003 Impact”)	$1.1
          We concluded that the 2003 and 2004 net income and cumulative impacts are not material with respect to our financial statements for the years ended December 31, 2003 and 2004, respectively, and accordingly no restatement of such financial statements is required. The cumulative impact as of December 31, 2004 has been included in our restated March 31, 2005 quarterly financial statements. In making such determination, we considered both quantitative and qualitative factors pursuant to the guidance of Staff Accounting Bulletin 99. We reported net income of $86.4 million in 2003, and the 2003 Impact is only 1.3% of such amount and would only increase our net income from $86.4 million to $87.5 million. We reported a net loss of ($134.4) million in 2004, and the 2004 Impact is only 3.8% of such net loss and would only change the net loss from ($134.4) million to ($129.3) million. In addition, we determined that:
•	the misstatement does not mask a change in earnings or other trends because (i) we have significant net income in 2003 even if the 2003 Impact is included and (ii) we have a significant net loss in 2004 even if the 2004 Impact is included;

•	the misstatement does not hide a failure to meet analysts’ consensus expectations because inclusion of the 2003 Impact or the 2004 Impact would increase our reported results of operations for the applicable periods;

•	the misstatement does not change a loss into income and, in fact, inclusion of either the 2003 Impact or the 2004 Impact would increase our results of operations;

•	the misstatement does not significantly impact a segment or other portion of our business that has been identified as playing a significant role in our operations;

•	the misstatement does not affect our compliance with loan covenants (and if the 2003 Impact or the 2004 Impact were included, our ratios relating to our loan covenants would improve for each period);

•	the misstatement has no impact on management compensation; and

•	the misstatement does not involve the concealment of an unlawful transaction as the error in accounting for futures contracts was the result of an unintentional mistake and not the result of fraud or intentional misconduct.
          For the reasons discussed above, we have determined that (i) the 2003 Impact is not material to our 2003 financial statements and (ii) the 2004 Impact is not material to our 2004 financial statements. We reviewed these matters with the Audit Committee of our Board of Directors and the Audit Committee agreed with our determination. In addition, we have discussed these matters with KPMG LLP, our independent registered public accountants, and they have concurred with our determination.
2.	You have disclosed that the financial statements included in your Forms 10-Q for the fiscal quarters ended September 30, 2005, June 30, 2005, and March 31, 2005 should no longer be relied upon. However, you have not indicated how and when you intend to reflect the restated financial statements for these periods. Please tell whether you intend to file restated Forms 10-Q/A for each of the aforementioned periods or whether you intend to give effect to these restatements in your Form 10-K for the fiscal year ended December 31, 2005. We may have further comments after you file the restated financial statements.
We remind you that when you file your restated financial statements you should appropriately address the following:
•	an explanatory paragraph in the reissued audit opinion, if applicable,

•	full compliance with SFAS 154, paragraphs 25 and 26,

•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

•	updated Item 9A. and Item 4 disclosures should include the following:
•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulations S-K.

•	updated certifications.
Response:
          With respect to our restated statements of operations and restated consolidated balance sheets as of and for the three months ended March 31, 2005, the three and six months ended June 30, 2005 and the three and nine months ended September 30, 2005:
•	we filed such restated financial statements with our Current Report on Form 8-K dated February 16, 2006;

•	we will include such restated financial statements in the footnotes to our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) which we intend to file no later than March 16, 2006; and

•	we will include these restated financial statements in our Quarterly Reports on Form 10-Q for each of the first, second and third quarters of 2006 when they are filed and our disclosures in such quarterly reports will comply with appropriate provisions of SFAS 154.
          No explanatory paragraph in a reissued audit opinion is necessary since we are not restating any audited financial statements. We will fully update all affected portions of our 10-K to reflect the restated quarterly financial statements.
          In connection with our Item 9A Controls and Procedures disclosure to be included in our 2005 10-K, our Chief Executive Officer and our Chief Financial Officer have determined that our disclosure controls and procedures were effective as of December 31, 2005 in making known to them material information required to be disclosed in our reports filed or submitted by us under the Securities Exchange Act of 1934. We have also determined a control weakness existed relating to the accounting for futures contracts for copper and aluminum as of March 31, 2005, June 30, 2005 and September 30, 2005 and that such weakness constituted a material weakness as defined in PCAOB Auditing Standard No. 2 for these quarterly periods. Accordingly, Item 9A in our 2005 10-K will include a discussion of the restatement and updated disclosure that, because of this control weakness, our Chief Executive Officer and our Chief Financial Officer have determined that our disclosure controls and procedures were not effective as of March 31, 2005, June 30, 2005 and September 30, 2005 in making known to them material information required to be disclosed in our reports filed or submitted by us under the Securities Exchange Act of 1934. We engaged PricewaterhouseCoopers LLP in the first quarter of 2006 to assist us in redesigning our controls, policies and procedures with respect to our commodity hedging activities. We will file certifications as exhibits to our 2005 10-K.
* * * *
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments regarding this memorandum, please contact Susan K. Carter, our Executive Vice President and Chief Financial Officer, at (972) 497-5130. We have also set forth on Exhibit A to this memorandum updated contact information for certain of our executive officers for the Staff’s future reference.
Lennox International Inc.

cc:	John C. Martin United States Securities and Exchange Commission Douglass M. Rayburn Baker Botts L.L.P.

Exhibit A
Contact Information

Robert E. Schjervan	Phone: 972-497-6880
Chief Executive Officer	Fax: 972-497-5440
Lennox International Inc.
2140 Lake Park Blvd.	bob.schjerven@lennoxintl.com
Richardson, Texas 75080

Susan K. Carter	Phone: 972-497-5130
Executive Vice President and Chief Financial Officer	Fax: 972-497-6042
Lennox International Inc.
2140 Lake Park Blvd.	sue.carter@lennoxintl.com
Richardson, Texas 75080

William F. Stoll, Jr.	Phone: 972-497-7452
Executive Vice President, Chief Legal Officer and Secretary	Fax: 972-497-5062
Lennox International Inc.
2140 Lake Park Blvd.	bill.stoll@lennoxintl.com
Richardson, Texas 75080

David L. Inman	Phone: 972-497-6678
Vice President, Controller and Chief Accounting Officer	Fax: 972-497-5015
Lennox International Inc.
2140 Lake Park Blvd.	david.inman@lennoxintl.com
Richardson, Texas 75080